THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1.  Nature of Operations and Summary of Significant  Accounting Policies

The Somerset Group, Inc. (The "Company") is a nondiversified, unitary savings and loan holding company. Its major asset is a 21.6% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank. As Somerset Financial Services, the Company provides investment and wealth management services, health care consulting, tax planning and preparation, information technology, business valuation and litigation services. The Company's First Indiana Investor Services Division markets insurance and investment products.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its 100%-owned subsidiaries.

(b) Commissions and Fees: Commissions and fees represent revenue from services provided by Somerset Financial Services and by investment products sold by First Indiana Investor Services.

(c) Cash and Cash Equivalents: For Purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders' equity until realized.

(e) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a thrift institution, First Indiana Bank. The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component on consolidated retained earnings.

(f) Office Furniture and Equipment: Office furniture and equipment are stated at historical costs for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful life of individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(g)   Income Taxes: The Company uses the asset and liability method to account
     for income taxes.   Deferred tax assets and liabilities are recognized for
     the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.

(h) Income Per Share: Basic and diluted earnings per share were computed in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 128 "Earnings Per Share." Basic earnings per share were computed by dividing net income by the weighted average of common stock outstanding. Dilution of the per share calculation relates to stock options outstanding during the periods.



Note 2.  Business Combination and Restatement of Historical Financial Statements

On January 20, 1998, Somerset issued 333,359 shares of its common stock for all the outstanding stock of Whipple & Company Professional Corporation ("Whipple"). The business combination was accounted for as a pooling-of-interests combination and, accordingly, Somerset's 1997 consolidated financial statements presented are restated to include the accounts and results of Whipple. Following is a summary of Revenue and Income and Net income for each of the entities.

            Three Months Ended         Six Months Ended          Years Ended
                 June 30,                 June 30,           December 31,
              1998       1997          1998        1997        1998      1997
Revenue and Income:
 Somerse  $1,356,000 $1,247,000   $2,576,000  $2,551,000  $5,385,000 $4,449,000
 Whipple   1,361,000  1,210,000    3,678,000   3,411,000   5,740,000  5,085,000
           ---------  ---------    ---------   ---------   ---------  ---------
 Combined $2,717,000 $2,457,000   $6,254,000  $5,962,000 $11,125,000 $9,534,000

Net Income:
 Somerset   $676,000   $400,000   $1,256,000  $1,036,000  $2,450,000 $2,039,000
 Whipple    (106,000   (161,000)     326,000      67,000      86,000    106,000
             -------    -------    ---------   ---------   ---------  ---------
 Combined   $570,000   $239,000   $1,582,000  $1,103,000  $2,536,000 $2,145,000

Note 3.  Cyclical Business Operations

Revenue and income from financial services is cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Revenue and income during the first quarter of each year will be favorably affected, as compared to the remaining three quarters of the year.

Revenue, net income and earnings per share, as restated to include Whipple, for the four quarterly periods ending December 31, 1997 were as follows:

                                       Year Ended December 31, 1997

                     1st Qtr.    2nd Qtr.    3rd Qtr.     4th Qtr.      Total
                     March 31    June 30     Sept. 30      Dec. 31       1997

Revenue and income  $3,505,000  $2,452,000   $2,433,000  $2,735,000 $11,125,000

Net income            $864,000    $239,000     $620,000    $813,000  $2,536,000

Basic earnings per
  share                   $.30        $.08         $.22        $.28        $.88

Diluted earnings per
  share                   $.29        $.08         $.21        $.28        $.86

Note 4.  Investment in First Indiana Corporation

The Company's percentage of ownership of First Indiana Corporation was 21.6% at June 30, 1998, 21.5% at December 31, 1997, and 21.4% at June 30, 1997. The
Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.

Note 5.  Average Shares Outstanding

Average shares outstanding, computed on the diluted basis as required by Financial Accounting Standards Board Statement Number 128, included common share equivalents of outstanding stock options. The following equivalent shares have been included in the average diluted shares outstanding in the Consolidated Financial Statements.
                                    1998        1997
  Three months ended June 30       68,123      46,343
  Six months ended June 30         71,206      52,892

The Company had 199,078, 139,827, and 141,389 shares of its stock reserved for exercise of stock options at June 30, 1998, December 31, 1997, and June 30, 1997 respectively.

Note 6.  Financial Instruments

The estimated fair value of the Company's financial instruments at June 30, 1998, December 31, 1997, and June 30, 1997 approximate their carrying value as reflected in the consolidated balance sheets. The Company's financial instruments include cash and cash equivalents, short-term investments and notes receivable. Financial instruments also include the investment in First Indiana that had a fair value as follows.

                                              Fair
                      Date                   Value
                     June 30, 1998       $72,065,000
                     December 31, 1997   $68,515,000
                     June 30, 1997       $50,962,000

Note 7.  Financial Statement Preparation

The accompanying financial statements have been prepared with generally accepted account principles for interim financial information and with the instruction to From 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

                                      PART 1


Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Earnings for the three months ended June 30, 1998, were 138% above comparable earnings for the same period of 1997. Net income amounted to $570,000, or $.19 per diluted share, compared with $239,000, or $.08 per diluted share earned during the three months of 1997.

For the six months ended June 30, 1998, the Company's earnings were $1,582,000, or $.53 per diluted share, compared with $1,103,000, or $.37 per diluted share, for the same period in 1997, an increase of 43%.

Net income includes the results of Whipple & Company, P.C. ("Whipple"), which was merged with The Somerset Group, Inc. in the first quarter of 1998. The merger was accounted for as a pooling-of-interests business combination, and historical results for 1997 have been restated to include the financial results of Whipple as if the merger had occurred January 1, 1997.

Net income reported for the six month period included non-recurring expenses of the merger that reduced net income approximately $100,000. If these expenses are excluded from the six month results, net income increased to $1,682,000, or $.57 per diluted share, an increase of 52% over the $1,103,000 that the two companies earned during the first half of 1997.

The increase in earnings for the quarter and the first half of the year were generally a result of an increase in revenue from financial services, combined with a decrease in operating expenses, and an increase in equity earnings from First Indiana Corporation.

During the second quarter, revenue and income increased $260,000, or 10.6%, to $2,717,000 from $2,457,000 earned during the 1997 quarter. Increases in fee and commission revenue accounted for $131,000 of the increase, and equity earnings from First Indiana Corporation increased $151,000. These increases were offset by a decline of $22,000 in earnings from the investment portfolio.

For the first half of 1998, revenue and income increased $292,000, or 4.9%, to $6,254,000 from $5,962,000 earned during the first six months of 1997.
Increases in fee and commission revenue amounted to $88,000, and equity earnings from First Indiana Corporation increased $230,000. These increases were offset by a decline of $26,000 in earnings from the investment portfolio.

The increases in fee and commission revenue for the quarter and first six months were primarily from growth in tax consulting and preparation services and related areas. These increases were partially offset by lower commission income from insurance and brokerage sales and, on a comparative basis, the loss of all revenue from attest services. Attest services included financial statement audits, compilations and reviews. These services were sold by Whipple prior to the merger of Whipple with Somerset. Revenue for performance of these services is included in 1997 amounts, with no such revenue in 1998.

Revenue and income from financial services are cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Management expects revenue and earnings during the second half of 1998 to be lower than those reported for the first half of the year.

The increase in equity earnings from First Indiana Corporation is a direct result of a strong economy, low interest rates, and expansion of First Indiana's activities into new geographic areas, in conjunction with strengthening of alliances in existing markets. Two areas that have seen substantial growth are construction and land development loans, which increased 6% and 107%, respectively, compared with June 30, 1997. Residential loans outstanding increased 27%, compared to June 30, 1997, and home equity loans increased 8%. First Indiana continues to expand the range of markets in which it offers home equity loans through a network of local agents. This network now encompasses 17 states. As a result of growth in some lower risk areas and a favorable trend in delinquencies and loss experience, First Indiana lowered its second quarter provision for loan losses $400,000, from $2.7 million in 1997 to $2.3 million in 1998.

The comparative decline in investment income was caused by the use of investable cash for other purposes. Short-term investments at June 30, 1998, declined $1,294,000, compared to June 30, 1997.

On a comparative basis, operating expenses for the second quarter of 1998 of $1,949,000 were 11% below the $2,200,000 incurred in the 1997 quarter. For the first six months of 1998, operating expenses of $3,990,000 were 9% below last year. Excluding the non-recurring merger expenses from the 1998 actual expenses brings the total six month comparative expense reduction to $580,000, or 13%.

The lower operating expenses were primarily in personnel costs of salaries, wages, commissions, and benefits. Several factors caused reductions in these expenses as follows:

  a) During the first half of 1997, the Company formed a new division; Somerset Wealth Management. One-time expenses for commencement of operations of this division, and other non-recurring compensation expenses, caused personnel expenses to be much higher than normal operating amounts. Therefore, the 1998 amounts are being compared to unusually higher amounts in 1997.
  b) Personnel costs related to the performance of financial statement audits, compilations, and reviews were included in the 1997 restated income, since they were historical operations of Whipple. There were no such expenses in the 1998 amounts since these operations were sold in January 1998.

  c) The increase in revenue and the consolidation of operations as part of the merger allowed the merged company to operate more efficiently. The consolidation did not cause a reduction of personnel; rather, it allowed existing professional staff to service more clients. Certain cash incentive compensation plans were also revised that aligned compensation on a performance basis rather than a return on owner's invested capital.

Financial Condition and Liquidity

Management considers the financial condition and liquidity of the Company to be excellent at June 30, 1998. The Company was also in a very sound position, on
a restated basis, at December 31, 1997 and June 30, 1997.   The Company's
balance sheet contains a large percentage of liquid assets. These liquid assets have been invested temporarily and are intended for use in additional acqui-sitions and the expansion of existing financial service operations.

At June 30, 1998, the Company had a high ratio of current assets to current liabilities of 10.2 to one, compared to 6.7 to one at December 31, 1997, and 6.7 to one at June 30, 1997. In addition, 75% of the current assets consisted of cash, cash equivalents, and short-term investments. Net working capital remained stable during the periods and amounted to $5,823,000 at June 30, 1998, $6,251,000 at December 31, 1997, and $6,116,000 at June 30, 1997.

All short-term and long-term debt was retired during the first half of 1998. The debt was that of Whipple at the time of the merger and amounted to a combined total of $502,000 at December 31, 1997 and $60,000 at June 30, 1997. Short-term investments were sold to provide the cash for the debt retirement.

Shareholders' equity increased to $34,730,000 at June 30, 1998, from the restated $33,460,000 at December 31, 1997 and $32,280,000 at June 30, 1997. On
a per outstanding share basis, the amounts were $11.94, $11.55 and $11.10 as restated for the Whipple merger.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income, rather than at market value. Under certain circumstances, the tax liability recorded in this manner (approximately $8.3 million) may never be incurred. The market value of our investment in First Indiana at June 30, 1998 was approximately $72.1 million or $37.5 million greater than the investment amount reflected in our balance sheet at June 30, 1998.

Operating activities during the six months ended June 30, 1998, provided cash of $797,000, compared to $879,000 during the same period in 1997. The slight decline in cash provided by operations was the net result of several changes in operating assets and liabilities. Compared to the six months of 1997, operations for 1998 provided more cash principally from higher net income and cash dividends from First Indiana; however, additional cash was needed to support the working capital requirements of the increase in revenue that resulted in a net decline.

The Company purchased an additional 40,500 shares of First Indiana Corporation common stock in the open market, at a cost of $990,000, during the second quarter. The purchase increased our holdings to 2,758,467 shares of First Indiana, or 21.59% of First Indiana's shares outstanding.

During the first six months of 1998, the Company sold short-term investments of $1,144,000. Proceeds from these sales were primarily used to fund the purchase of the First Indiana shares and retire all outstanding debt.

Cash dividends of $261,000 were paid to our shareholders, an increase of 11.5% over the cash dividends paid during the 1997 first half. The semi-annual dividend rate remained constant at $.09 per share in both years, or $.18 per share annually. The increase in the amount paid resulted from additional shares outstanding that primarily resulted from the issuance of shares for the Whipple merger transaction.

The Company is seeking additional acquisitions in selected financial service industries. These acquisitions could necessitate the use of cash on hand, cash from debt placement, and unissued shares of common stock.

Impact of Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income," that establishes standards for reporting and display of comprehensive income and its components in the financial statements. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company.

The FASB also issued Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information," which introduces new guidance on segment reporting. The statement was effective for fiscal years beginning after December 15, 1997. The Company adopted this statement effective January 1, 1998. It did not have a material impact on the financial condition or results of operations of the Company, since the disclosures are similar to those previously presented.

In June 1998, the FASB issued Statement of Financial Accounting Standards No.
133, "Accounting for Derivative Instruments and Hedging Activities."   The
standard establishes comprehensive accounting and reporting standards for derivative instruments and hedging activities. The standard will be effective for the Company on January 1, 2000. As of the date of this report, the standard is not directly applicable to the Company's consolidated financial statements. However, the standard would be applicable to First Indiana, the Company's largest asset and major source of income. First Indiana is reviewing the standard, but it is not possible at this time to assess the impact on financial reporting of First Indiana.

Other recent pronouncements by the FASB are not applicable to the Company's consolidated financial statements.

Year 2000 Readiness

The Company commenced review of all computer hardware and software used in its operations for shortcomings that would preclude correct calculations of date-sensitive information as it relates to the twentieth and twenty-first centuries. The review to date has not identified any major systems requiring extensive updates or replacement. Management is confident of the Company's ability to operate in the 21st Century, but it is not possible at this time to assess the financial impact of non-compliance or of future expenditures.

Information on Forward-Looking Statements

The statements in this Quarterly Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be
realized.   Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.